Form 51-102F3

Material Change Report

Item 1

Name and Address of Company

MAG SILVER CORP. (the “Issuer”)

328 – 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:  (604) 630-1399  Facsimile:  (604) 484-4710

Item 2

Date of Material Change

16 July 2007

Item 3

News Release

The Issuer issued a news release at Vancouver, British Columbia on 16 July 2007 through Marketwire.

Item 4

Summary of Material Change

MAG Finds High Grade Silver at Batopilas

MAG Silver Corp. (TSXV:MAG; AMEX:MVG) announces that the 2007 exploration program in the Batopilas Native Silver District has encountered high grade silver in: a) drilling in the Roncesvalles – Todos Santos area, b) drilling in the Las Animas area (The Cobriza Veins) and c) a series of drill roads and trenches in the Las Animas Ridge area. A seven hole, 2,907 metre drill program that started in mid-February has been completed and crews have demobilized from Batopilas for the rainy season.

Item 5.1

Full Description of Material Change

Please see the Issuer’s news release dated 17 July 2007 (NR#07-20) for a full description of the material change.

Item 5.2

Disclosure for Restructuring Transactions

Not applicable.

Item 6

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

For further information, contact Dan MacInnis, President and CEO of the Issuer, at (604) 630-1399.

Item 9

Date of Report

Dated 17 July 2007